

June 26, 2024

Marc Sirota
Chief Financial Officer
Altice USA, Inc.
1 Court Square West
Long Island City, NY 11101

   Re: Altice USA, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2023
     Response dated June 17, 2024
     File No. 001-38126

Dear Marc Sirota:

  We have reviewed your June 17, 2024 response to our comment letter and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 29, 2024 letter.

Correspondence dated June 17, 2024

Form 10-K for the Fiscal Year Ended December 31, 2023, page 50

1. We note that you propose changing Operating Free Cash Flow to Adjusted EBITDA less Capital Expenditures. Adjusted EBITDA less Capital Expenditures is a Non-GAAP measure that combines attributes of both performance and liquidity measures (i.e. both accrual and cash items). Therefore, this measure violates the guidance in C&DI Question 100.01 that precludes presentation of a performance measure that excludes cash operating expenses. Please confirm that you will not disclose this measure in future filings.

        Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology